Exhibit 99.2

Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1 212 574 3635 (ET)
Anat Earon-Heilborn
+972 9 775 3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize Selected as a “Best-in-Class” Vendor in Three Categories in Analyst Firm’s
2012 Anti-Money Laundering Technology Report

CEB TowerGroup named NICE Actimize a “Best-in-Class” Vendor for Detection Tools, Enterprise
Operations and Enterprise Support

New York – January 7, 2013 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced that its Actimize Anti-Money Laundering Solutions suite was selected a “Best-in-Class” vendor across three categories in the CEB TowerGroup “2012 Anti-Money Laundering Technology Analysis” research report. NICE Actimize received its rankings based on the analyst firm’s five-point rating system for each of the 23 anti-money laundering related attributes identified in its proprietary Anti-Money Laundering Systems anatomy.

“Anti-money laundering is the top area of focus for compliance executives, and leading financial institutions are developing an enterprise strategy for AML compliance,” explains Andy Schmidt, Research Director, CEB TowerGroup. “Leading banks are pursuing an enterprise approach to AML compliance, in which a single strategy is applied and enforced across all business lines and units. To do this, these banks are investing in scalable and flexible transaction monitoring systems which possess proven capabilities to integrate with a wide variety of source systems.”

The three categories in which NICE Actimize received a “Best in Class” designation were: Detection Tools, Enterprise Operations and Enterprise Support. Among the attributes for which NICE Actimize received high scores in the Detection Tools category was for its AML typologies, anomaly detection and cross-channel support. In the Enterprise Operations category, NICE Actimize scored highly in false positives mitigation and systems integration. And in the Enterprise Support category, the firm received its “Best-in-Class” designation for its high scores in compliance strategy and product maturity.

In its vendor summary of NICE Actimize, the CEB TowerGroup View stated, “The Actimize AML solution received three ‘Best-in-Class’ ratings in our analysis, the most of any product in this report. Consistently mentioned by competitors as a top rival on major AML technology RFPs, the Actimize solution features one of the most expansive sets of analytics and scenario-based AML management tools on the market today.”

The report continued, “Key highlights of the solution include its multi-tiered approach to behavioral profiling and innovative method of data standardization to provide support for every payments channel based on its unique characteristics. Beyond this exhaustive checklist of features, what makes the Actimize AML Suite such a strong offering, in our view, is the remarkable vision that its developers have of where the market is and where it is heading. Their ability to translate this vision into specific product offerings will enable the system to continuously adapt to changing business requirements and remain ahead of the competition.”

“Following months of high-profile regulatory enforcement actions issued at an accelerating pace, we are seeing increased demand for technology that contributes to an improved AML enterprise strategy,” said Amir Orad, president and CEO, NICE Actimize. “We continue to invest in the industry's leading AML platform and solutions that address these regulatory requirements, and we appreciate that the CEB TowerGroup research report recognized and acknowledged our strong contributions in this area.”

The Actimize Anti-Money Laundering Solutions suite combines focused models, rules and profiles with unique, advanced analytics, to help financial institutions comply with anti-money laundering regulations from agencies around the world, covering such functions as transaction monitoring, watch list filtering, account opening and onboarding, and effective identification of suspicious activities. The company’s proven expertise and packaged offerings are dedicated to banking, securities, insurance and regulatory bodies.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize, @NICE_Actimize or NASDAQ:NICE.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Technology Assessment Disclaimer
CEB does not endorse any vendor, product or service depicted in our CEB TowerGroup publications and does not advise technology users to select only those vendors rated "best in class." CEB TowerGroup research publications consist of the opinions of CEB TowerGroup's analysts and should not be construed as statements of fact. CEB disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.